UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
TOM Online Inc.

(Name of Issuer)
Ordinary Shares, par value HK $0.01 per share

(Title of Class of Securities)
889728200

(CUSIP Number)
Mak Soek Fun, Angela
c/o TOM Group Limited
48th Floor, The Center
99 Queen’s Road Central
Hong Kong, China

with a copy to:

Thomas B. Shropshire, Jr.
Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom
Tel: +44 20 7456 2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 31, 2007

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	889728200

1	NAMES OF REPORTING PERSON S.S. or I.R.S. Identification No. of Above Person
TOM Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		3,833,766,075(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,833,766,075(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,833,766,075 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.002

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(1)	Cheung Kong (Holdings) Limited beneficially owns 36.7% of TOM Group Limited through a series of controlled companies, including Hutchison Whampoa Limited, which beneficially owns 24.5% of TOM Group Limited through a series of controlled companies. Li Ka-Shing Unity Holdings Limited, of which each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital, owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited. Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, together with certain companies which Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of more than one-third of the voting power at their general meetings, hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited. In addition, Li Ka-Shing Unity Holdings Limited also owns the entire issued share capital of Li Ka-Shing Unity Trustee Corporation Limited or TDT1, as trustee of The Li Ka-Shing Unity Discretionary Trust and Li Ka-Shing Unity Trustcorp Limited, or TDT2, as trustee of another discretionary trust. Each of TDT1 and TDT2 hold units in The Li Ka-Shing Unity Trust.

Introduction
This Amendment No. 4 to Schedule 13D amends the Schedule 13D filed on September 27, 2006 (the “Schedule 13D”) by TOM Group Limited (“TOM Group” or the “Reporting Person”), as amended by Amendment No. 1 filed on March 12, 2007, Amendment No. 2 filed on April 12, 2007 and Amendment No. 3 filed on August 14, 2007 relating to the common stock, par value HK$0.01 per share (the “Shares”), of TOM Online Inc. (“TOM Online” or the “Issuer”). Unless otherwise defined herein, all capitalized terms shall have the meaning given to them in the Amendment No. 1 to the Schedule 13D and the Joint Announcement filed as Exhibit 99.2 thereto.
Item 4. Purpose of Transaction
The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:
On September 1, 2007, TOM Group and TOM Online released a joint press release (the “Fourth Joint Announcement”), announcing the sanction of the Scheme by the Grand Court, effective date of the Scheme and Proposals, cessation in dealings in and withdrawal of listing of the Shares and the ADSs and despatch of cheques for cash payment under the Proposals.
The Scheme was sanctioned without modification by the Grand Court on Friday, August 31, 2007 (Cayman Islands time). All of the conditions of the Share Proposal and the Scheme have been fulfilled, including delivery to the Registrar of Companies in the Cayman Islands of a copy of the order of the Grand Court for registration, and the Scheme became effective on Friday, August 31, 2007 (Cayman Islands time). The Option Proposal also became effective on the same day (Cayman Islands time).
Item 5. Interest in Securities of the Issuer
Item 5 of Schedule 13D is hereby amended and restated as follows:
(a) See Items 11 and 13 of the cover page for the aggregate number of shares and percentage of Ordinary Shares beneficially owned by the Reporting Person. There were issued and outstanding 4,259,654,528 Ordinary Shares as of September 1, 2007.
(b) See Items 7 and 9 of the cover page for the number of Ordinary Shares owned by TOM Group as to which there is sole power to vote or direct the vote or sole power to dispose or to direct the disposition of such Ordinary Shares.
(c) Pursuant to the Scheme, on August 31, 2007 (Cayman Islands time), the Reporting Person was allotted 1,033,766,075 Ordinary Shares, representing approximately 24.269% of all the total issued and outstanding Ordinary Shares. Other than set forth in the preceding sentence, to the best of the Reporting Person' knowledge, neither the Reporting Person, nor any of its executive officers and directors listed on Schedule A attached to the Schedule 13D, has effected any transaction in the Ordinary Shares during the past sixty days.
(d) Not applicable.
(e) Not applicable.
Item 7. Material to be Filed as Exhibits
The response set forth in Item 7 of the Schedule 13D is hereby amended by adding to the end of Item 7 the following:

Exhibit 99.5	Joint Announcement issued by TOM Group and TOM Online on September 1, 2007, regarding the sanction of the Scheme by the Grand Court, effective date of the Scheme and Proposals, cessation in dealings in and withdrawal of listing of the Shares and the ADSs and despatch of cheques for cash payment under the Proposals (incorporated by reference to Exhibit (a)(5)(15) of Amendment No. 9 to the Schedule 13E-3 filed by TOM Online, Inc. and TOM Group Limited on September 4, 2007)

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2007	TOM GROUP LIMITED
/s/ Angela Mak Soek Fun
By: Angela Mak Soek Fun
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
99.5	Joint Announcement issued by TOM Group and TOM Online on September 1, 2007, regarding the sanction of the Scheme by the Grand Court, effective date of the Scheme and Proposals, cessation in dealings in and withdrawal of listing of the Shares and the ADSs and despatch of cheques for cash payment under the Proposals (incorporated by reference to Exhibit (a)(5)(15) of Amendment No. 9 to the Schedule 13E-3 filed by TOM Online, Inc. and TOM Group Limited on September 4, 2007)